[redacted]

SEC SSION

08033283

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-43093

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/01/07 (MM/DD/YY) AND ENDING 10/31/08 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Weitzel Financial Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1665 Embassy West Drive, Suite 100
(No. and Street)

Dubuque	IA	52002-2259
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Timothy J. Weitzel (563) 583-6020
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Eide Bailly LLP
(Name – *if individual, state last, first, middle name*)

3999 Pennsylvania Avenue, Suite 100	Dubuque	IA	52002-2639
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Timothy J. Weitzel, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Weitzel Financial Services as of October 31, 20 08, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

PATRICIA S. FARRELL
Commission Number 742564
My Comm. Exp. 8/30/09

Signature

President

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. Exempt under 15c3-3(k)(1)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Weitzel Financial Services, Inc.
Dubuque, Iowa

Financial Statements

October 31, 2008

Table of Contents — *Page(s)*

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying statement of financial condition of **Weitzel Financial Services, Inc.**, as of October 31, 2008, and the related statements of income, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we do not express such an opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of **Weitzel Financial Services, Inc.**, as of October 31, 2008, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Eide Bailly LLP

Dubuque, Iowa
December 22, 2008

www.eidebailly.com

3999 Pennsylvania Ave., Ste. 100 ▮ Dubuque, Iowa 52002-2273 ▮ Phone 563.556.1790 ▮ Fax 563.557.7842 ▮ EOE

Weitzel Financial Services, Inc.
Statement of Financial Condition
October 31, 2008

ASSETS		
Current Assets		
Cash	$	71,957
Commissions Receivable		420
Income Tax Receivable		3,230
Total Current Assets		75,607
Noncurrent Assets		
Equipment		123,308
Intangibles		17,000
Less: Accumulated Depreciation and Amortization		(92,133)
Net Noncurrent Assets		48,175
Total Assets	$	123,782
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current Liabilities		
Commissions Payable	$	111
Accrued Payroll		8,496
Total Current Liabilities		8,607
Deferred Income Taxes		591
Total Liabilities		9,198
Stockholders' Equity		
Common Stock, $10 Par Value		
Authorized 1,000,000 Shares		
Issued 2,000 Shares		20,000
Additional Paid-In Capital		46,192
Retained Earnings		48,392
Total Stockholders' Equity		114,584
Total Liabilities and Stockholders' Equity	$	123,782

See Independent Auditor's Report and Notes to Financial Statements

Weitzel Financial Services, Inc.
Statement of Income
Year Ended October 31, 2008

Revenue		
Commissions	$	525,957
Auto Inclusion		10,722
Interest Income		2,763
Total Revenue		539,442
Operating Expenses		
Wages		263,349
Commissions		150,250
Pension Expense		39,237
Payroll Taxes		14,860
Seminars and Educational		45
Office Supplies		5,154
Telephone		3,500
Utilities		1,754
Contributions		540
Repairs and Maintenance		2,693
Postage		2,424
Insurance and Bonding		14,691
Licenses and Fees		5,446
Advertising		2,871
Professional Fees		11,127
Meals and Entertainment		217
Vehicle Expense		9,993
Rent		18,829
Property Tax		3,363
Depreciation and Amortization		21,320
Total Operating Expenses		571,663
(Loss) before Income Taxes		(32,221)
Income Tax Benefit		4,712
Net (Loss)	$	(27,509)

Weitzel Financial Services, Inc.
Statement of Stockholders' Equity
Year Ended October 31, 2008

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance - October 31, 2007	$ 20,000	$ 46,192	$ 75,901	$ 142,093
Net (Loss)	-	-	(27,509)	(27,509)
Balance - October 31, 2008	$ 20,000	$ 46,192	$ 48,392	$ 114,584

See Independent Auditor's Report and Notes to Financial Statements

Weitzel Financial Services, Inc.
Statement of Cash Flows
Year Ended October 31, 2008

Operating Activities:		
Net (Loss)	$	(27,509)
Changes to Net Income Not Affecting Cash:		
Depreciation and Amortization		21,320
Deferred Income Taxes		(3,077)
Changes in Assets and Liabilities:		
Commissions Receivable		8,902
Commissions Payable		(2,565)
Prepaid Taxes		(3,230)
Income Tax Payable		(1,393)
Accrued Expenses		1,770
Net Cash Used for Operating Activities		(5,782)
Investing Activity:		
Equipment Purchases		(778)
Net Decrease in Cash		(6,560)
Cash at Beginning of Year		78,517
Cash at End of Year	$	71,957

Supplemental Disclosure of Cash Flow Information:		
Cash Paid during the Year for:		
Income Taxes	$	2,993

NOTE 1. Principal Activity and Significant Accounting Policies

Principal Business Activity

The Company operates as a broker/dealer under the Securities and Exchange Act of 1934. The Company limits its activity to selling mutual funds, insurance, annuities, and variable annuities.

The Company operates under the provisions of Paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that rule. Essentially, the requirements of Paragraph (k)(1) provide that the Company carries no margin accounts, promptly transmits all customer funds, and delivers all customer securities and, accordingly, does not otherwise hold funds or securities for, or owe money or securities to customers. The Company instructs customers to make payments out directly to the fund into which the customer is investing.

Concentration of Credit Risk

Concentration of credit risk exists when changes in economic, industrial, or geographic factors similarly affect groups of counterparts. Weitzel Financial Services, Inc. operates in the northeastern Iowa, southwestern Wisconsin, and northwestern Illinois areas. Due to this, the Company's operations are dependent upon this region's economic condition.

Trade Date Basis

Commission revenue and related expenses are recorded on a trade date basis.

Equipment

Equipment is carried at cost. Expenditures for maintenance and repairs are charged directly to income and expenditures for major replacements and betterments are capitalized. Depreciation is computed using the declining balance method over the estimated useful lives of the assets ranging from five to seven years.

Intangible Assets

Intangible assets are carried at cost. Amortization is computed using the straight-line method over a period of 15 years.

Income Taxes

Deferred taxes are provided on a liability method whereby deferred tax assets are recognized for deductible temporary differences and credit carry-forwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the difference between the reported amounts of assets and liabilities and their tax bases. Deferred tax assets are reduced by valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

NOTE 1. Principal Activity and Significant Accounting Policies (Continued)

Cash Equivalents

For the purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Estimates

The preparation of financial statements, in conformity with generally accepted accounting principles, requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Commissions Receivable

Commissions receivable are uncollateralized obligations due from mutual fund and insurance companies under normal trade terms. Commissions receivable are recorded at an amount computed by multiplying the stated commission rate, set by the mutual fund or insurance company, by the total amount invested by the client or the value of the insurance policy.

Advertising

The Company expenses all advertising costs as incurred. Total costs expensed during the year ended October 31, 2008, were $2,871.

NOTE 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's uniform net capital rule (Rule l5c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn or dividends paid if the resulting net capital ratio would exceed 10 to 1. As of October 31, 2008, the Company's net capital ratio, net capital, and net capital requirement were as follows:

Net Capital Ratio	.14/1
Net Capital	$ 63,179
Net Capital Requirement	$ 5,000

The Securities and Exchange Commission has adopted certain amendments to its net capital rule requiring increased minimum net capital for brokers and dealers in securities. The Company maintains that it is subject to a $5,000 minimum net capital requirement. The Company is still subject to the requirement that if aggregate indebtedness multiplied by 6-2/3% is higher, the minimum net capital would be increased to the higher amount.

NOTE 3. Reserve Requirements

The Company is exempt from the Securities and Exchange Commission's Rule 15c3-3 under Section (k)(1) and, therefore, is not required to make the periodic computation for determination of reserve requirements, and information relating to the possession and control requirements under Rule 15c3-3 is not required herein.

NOTE 4. Income Taxes

The net deferred tax liability consists of the following components as of October 31, 2008:

Deferred tax liability – equipment	$ 591

The components giving rise to the net deferred tax liability described above have been included in the accompanying statement of financial condition as of October 31, 2008, as follows:

Noncurrent liabilities	$ 591

The provision for income taxes charged to income for the year ended October 31, 2008, consists of the following:

Deferred tax provision	$ (3,077)
Current tax provision	(1,635)
	$ (4,712)

NOTE 5. Operating Leases

The Company is committed to a 60-month lease for office space, effective October 1, 2007, through September 30, 2012. The future minimum rentals due are as follows:

Year Ending October 31,	
2009	$ 25,822
2010	26,726
2011	27,661
2012	28,629
	$ 108,838

NOTE 5. Operating Leases (Continued)

Total lease expense for the year ended October 31, 2008, was $18,829.

NOTE 6. Pension Plan

The Company contributes up to 25% of eligible wages under a simplified employee pension plan to the individual retirement accounts of its eligible employees. The employee must be 21 years of age, be employed three of the last five calendar years, and earn at least $400 annually (subject to inflation). Pension expense was $39,237 for the year ended October 31, 2008.

NOTE 7. Intangible Asset

The Company has recorded an intangible asset for a client list purchased from a former broker.

Cost of Client List	$ 17,000
Less: Accumulated Amortization	(7,178)
Unamortized Cost at October 31, 2008	$ 9,822

Amortization expense for the year ended October 31, 2008, was $1,133.

Amortization expense for succeeding years is as follows:

Year Ending October 31,	
2009	$ 1,133
2010	1,133
2011	1,133
2012	1,133
2013	1,133
Thereafter	4,157
	$ 9,822

Supplementary Information

INDEPENDENT AUDITOR'S REPORT ON SUPPLEMENTARY INFORMATION

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

We have audited the accompanying financial statements of **Weitzel Financial Services, Inc.**, as of and for the year ended October 31, 2008, and have issued our report thereon dated December 22, 2008. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated, in all material respects, in relation to the basic financial statements taken as a whole.

Eide Bailly LLP

Dubuque, Iowa
December 22, 2008

Weitzel Financial Services, Inc.
Schedule I
Computation of Net Capital under Rule 15c3-1
of the Securities and Exchange Commission
October 31, 2008

NET CAPITAL

Total Stockholders' Equity from the Statement of Financial Condition	$	114,584
Deductions		
Equipment		(48,175)
Income Tax Receivable		(3,230)
Net Capital before Haircuts		63,179
Haircuts on Marketable Securities		-----
Net Capital	$	63,179

COMPUTATION OF NET CAPITAL REQUIREMENT

Minimum Net Capital Required – Higher of 6 2/3% times Aggregate Indebtedness or $5,000	$	5,000

AGGREGATE INDEBTEDNESS

Total Aggregate Indebtedness Included in the Statement of Financial Condition	$	8,607
Ratio of Aggregate Indebtedness to Net Capital		.14/1

RECONCILIATION WITH COMPANY'S COMPUTATION

Net Capital per Part IIA of For X-17A-5, as originally filed	$	63,511
Adjustment for Deferred Taxes		(332)
Net Capital as adjusted	$	63,179

EideBailly

CPAs & BUSINESS ADVISORS

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL

The Board of Directors
Weitzel Financial Services, Inc.
Dubuque, Iowa

In planning and performing our audit of the financial statements and supplemental schedule of **Weitzel Financial Services, Inc.**, (the Company) for the year ended October 31, 2008, we considered its internal control, including control activities for safe-guarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at October 31, 2008, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Eide Bailly LLP

Dubuque, Iowa
December 22, 2008

END